FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated July 26, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 26, 2010	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan

			Title :	Assistant General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

News Release Financial reporting under US securities laws	July 26, 2010

The Audit Committee of the Board of Directors of ICICI Bank Limited (NYSE: IBN) has approved the reconciliation of profit after tax and networth under Indian GAAP to net income and stockholders’ equity under US GAAP for inclusion in its annual report in Form 20-F to be filed with the United States Securities Exchange Commission in due course. The consolidated profit after tax under Indian GAAP was Rs. 4,670 crore (US$ 1,040 million) for the year ended March 31, 2010 (FY2010). As per the reconciliation statement between Indian GAAP and US GAAP, the net income (profit after tax) under US GAAP was Rs. 4,525 crore (US$ 1,008 million) in FY2010. ICICI Bank’s stockholders’ equity at March 31, 2010 as per US GAAP was Rs. 52,306 crore (US$ 11.6 billion) compared to the Indian GAAP consolidated net worth of Rs. 51,297 crore (US$ 11.4 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual reports in Form 20-F with the SEC as required by US securities laws and regulations. These regulations require that this annual report include financial statements prepared according to a comprehensive body of accounting principles with reconciliation to generally accepted accounting principles in the United States (US GAAP). When ICICI Bank first listed its securities in the United States in 2000, generally accepted accounting principles in India (Indian GAAP) were not considered a comprehensive body of accounting principles under US laws and regulations. Accordingly, ICICI Bank had included US GAAP financial statements in its annual reports in Form 20-F till fiscal year ended March 31, 2005. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting standards. Accordingly, from fiscal year ended March 31, 2006 onwards ICICI Bank includes in its annual report in Form 20-F, consolidated financial statements according to Indian GAAP, with a reconciliation of profit after tax and networth to net income and stockholders' equity under US GAAP and a description of significant differences between Indian GAAP and US GAAP.

It may be noted that there are significant differences in the basis of accounting between US GAAP and Indian GAAP primarily relating to determination of allowance for loan losses, amortization of fees and origination costs, accounting for securities and derivatives, accounting for securitizations, accounting for business combinations, compensation cost and consolidation.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Ranju Sigtia at 91-22-2653 6198 or email at ir@icicibank.com.

1 crore = 10.0 million.
US$ amounts represent convenience translations at US$1= Rs. 44.90